Ardmore Shipping Corporation

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke HM 08, Bermuda

September 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation

Registration Statement on Form F-3

Filed September 2, 2022

File No. 333-267260

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on September 14, 2022, or as soon thereafter as practicable.

[Signature page follows]

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Name:	Paul Tivnan
Title:	Chief Financial Officer, Secretary and Treasurer

[Signature Page to Acceleration Request (F-3)]